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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                   )*

Homestore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

437852106

(CUSIP Number)

Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 437852106

1.	Name of Reporting Person: Elevation Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,804,285

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 23,804,285

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,804,285

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 437852106

1.	Name of Reporting Person: Elevation Associates, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,804,285*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 23,804,285*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,804,285*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 437852106

1.	Name of Reporting Person: Elevation Associates, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,804,285*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 23,804,285*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,804,285*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 437852106

1.	Name of Reporting Person: Elevation Employee Side Fund, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,238

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,238

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,238

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 437852106

1.	Name of Reporting Person: Elevation Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,238*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,238*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,238*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%

14.	Type of Reporting Person (See Instructions): OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 437852106

1.	Name of Reporting Person: Fred Anderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 23,809,523*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 23,809,523*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,809,523*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 437852106

1.	Name of Reporting Person: Marc Bodnick		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 23,809,523*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 23,809,523*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,809,523*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 437852106

1.	Name of Reporting Person: Paul Hewson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ireland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 23,809,523*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 23,809,523*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,809,523*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 437852106

1.	Name of Reporting Person: Roger McNamee		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 23,825,173*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 23,825,173*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,825,173*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): IN

*	The Reporting Person disclaims beneficial ownership of 23,809,523 of such shares as described under Item 5.

CUSIP No. 437852106

1.	Name of Reporting Person: Bret Pearlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 23,809,523*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 23,809,523*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,809,523*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 437852106

1.	Name of Reporting Person: John Riccitiello		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 23,809,523*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 23,809,523*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,809,523*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): IN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

Item 1.	Security and Issuer
          This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Issuer Common Stock”), of Homestore, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 30700 Russell Ranch Road, Westlake Village, California 91362.

Item 2.	Identity and Background
          This statement is being filed by (i) Elevation Partners, L.P. (“Elevation”), which is a Delaware limited partnership, (ii) Elevation Associates, L.P. (“Elevation GP”), which is a Delaware limited partnership, (iii) Elevation Associates, LLC (“Elevation LLC”), which is a Delaware limited liability company, (iv) Elevation Employee Side Fund, LLC (“Side Fund”), which is a Delaware limited liability company, (v) Elevation Management, LLC (“Elevation Management”), which is a Delaware limited liability company, (vi) Mr. Fred Anderson, (vii) Mr. Marc Bodnick, (viii) Mr. Paul Hewson, (ix) Mr. Roger McNamee, (x) Mr. Bret Pearlman and (xi) Mr. John Riccitiello (all of the foregoing, the “Reporting Persons”). The principal office of each of the Reporting Persons is 2800 Sand Hill Road, Suite 160, Menlo Park, California 94025.
          The principal business of Elevation is to invest in companies.
          The principal business of Elevation GP is to serve as the general partner of Elevation and to manage investments in companies through other partnerships and limited liability companies.
          The principal business of Elevation LLC is to serve as the general partner of Elevation GP and to manage investments in companies through partnerships and other limited liability companies.
          The principal business of Side Fund is to invest in companies.
          The principal business of Elevation Management is to serve as the managing member of Side Fund and to manage investments in companies through partnerships and other limited liability companies.
          The managers of each of Elevation LLC and Elevation Management are Messrs. Anderson, Bodnick, Hewson, McNamee, Pearlman and Riccitiello (collectively, the “Managers”). Messrs. Anderson, Bodnick, McNamee, Pearlman and Riccitiello are United States citizens. The present principal occupation of Messrs. Anderson, Bodnick, McNamee, Pearlman and Riccitiello is serving as a manager of Elevation LLC and its affiliated entities. Mr. Hewson, who is also known as Bono, is a citizen of Ireland. The present principal occupation of Mr. Hewson is serving as the lead singer of the musical group U2.
          None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
          The aggregate funds used in connection with the purchase (the “Closing”) of Series B Preferred Stock (as defined in Item 4) were $100,000,000. These funds were provided from general funds available to the Reporting Persons, including capital contributions from their investors.
Item 4. Purpose of Transaction
Preferred Stock Purchase Agreement
          On November 6, 2005, Elevation entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which on November 29, 2005 (i) Elevation purchased from the Issuer 99,978 shares of the Issuer’s Series B Convertible Participating Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), and (ii) Side Fund purchased 22 shares of Series B Preferred Stock, in each case at a purchase price of $1,000 per share. Elevation and Side Fund are referred to together as the “Purchasers.”
          Pursuant to the terms of the Purchase Agreement, each of the Purchasers, on the one hand, and the Issuer, on the other hand, made representations and warranties regarding matters that are customarily included in investments of this nature. At the Closing, the Issuer paid a transaction fee of $1.0 million to the Purchasers and reimbursed them for certain expenses and directly paid for certain other expenses incurred by them. The Purchasers and the Issuer have agreed to indemnify each other for breaches of the Purchase Agreement, subject to certain limitations.
Certificate of Designation: Terms of the Series B Preferred Stock
          Pursuant to the terms of a certificate of designation (the “Certificate of Designation”) with respect to the Series B Preferred Stock, the shares of Series B Preferred Stock purchased by the Purchasers from the Issuer have an initial aggregate liquidation preference of $100,000,000, plus all accrued and unpaid dividends (the “Liquidation Preference”), and, at the holder’s option, are convertible into Issuer Common Stock, in whole or in part, at a rate determined by dividing the aggregate Liquidation Preference of the shares to be so converted by $4.20 (the “Series B Conversion Price”). The Series B Conversion Price is subject to adjustments upon certain events. The Issuer has the right to require conversion of the Series B Preferred Stock into Issuer Common Stock three years after the issuance of the Series B Preferred Stock if the average closing price per share of Issuer Common Stock during any 30 consecutive trading days is at least 185% of the Series B Conversion Price. In addition, in the event of a change in control, under certain circumstances, the Issuer has the right to require conversion of the Series B Preferred Stock into Issuer Common Stock.
          The holders of Series B Preferred Stock have the right to receive quarterly dividends in an amount equal to the greater of (i) an annual rate of 3.5% and (ii) the amount of any dividends with respect to such shares of Series B Preferred Stock on an as-converted-to-Issuer Common Stock basis. Such dividends will be payable only in additional shares of Series B Preferred Stock until the fifth anniversary following the Closing and thereafter will be payable only in cash.
          Five years after the issuance of the Series B Preferred Stock, the Issuer will have the option to redeem the Series B Preferred Stock. Seven years after the issuance of the Series B Preferred Stock, the Series B Preferred Stock will be mandatorily redeemed by the Issuer.
          Upon a change in control of the Issuer, the Issuer is required to make an offer to repurchase all of the outstanding shares of Series B Preferred Stock for total cash consideration generally equal to 101% of the Liquidation Preference plus, under certain circumstances, 101% of a portion of the dividends that would have accrued had the Series B Preferred Stock remained outstanding, subject to certain limitations. In lieu of accepting the change-in-control offer, the holders of the Series B Preferred Stock have the option to convert their shares of Series B Preferred Stock into shares of Issuer Common Stock and receive the consideration payable to the common stockholders in such transaction.
          The Series B Preferred Stock ranks senior to the Issuer Common Stock and junior to the Series A Preferred Stock of the Issuer with respect to liquidation payments and dividends. The holders of Series B Preferred Stock vote as a single class with Issuer Common Stock on an as-converted basis on any matter to come before the stockholders of the Issuer and separately as a class with respect to the following matters: any increase or decrease in the authorized amount of shares of Series B Preferred Stock; any issuance of additional shares of Series B Preferred Stock; any modification to the preferences and rights of the Series B Preferred Stock in any manner adverse thereto to the holders thereof; any authorization, creation or issuance of any equity securities that rank on parity with or senior to the Series B Preferred Stock or debt of the Issuer that is convertible into equity securities that rank on parity with or senior to the Series B Preferred Stock; any amendment or modification of any provision of the Issuer’s constituent documents in any manner that adversely affects preferences and rights of Series B Preferred Stock to the holders thereof; or any contract, understanding or other arrangement to do any of the foregoing. Subject to reduction as described below, the holders of Series B Preferred Stock, voting together as a separate class, are entitled to elect up to two directors to the Issuer’s board of directors (the “Board”).
Stockholders Agreement
          In connection with the Closing, the Purchasers entered into a Stockholders Agreement (the “Stockholders Agreement”) with the Issuer. Pursuant to the terms of the Stockholders Agreement, the Board may not be greater than eleven directors in general. Elevation has the right (so long as they own at least two-thirds of the originally issued shares of Series B Preferred Stock or common stock on an as-converted basis) to designate or nominate, as applicable, two directors to the Board. The number of directors designated or nominated by Elevation will decline to one if the Purchasers reduce their ownership of shares of Series B Preferred Stock (or Issuer Common Stock on an as-converted basis) to an amount below such threshold but above one-third of the originally issued shares of Series B Preferred Stock (or Issuer Common Stock on an as-converted basis). The Purchasers will be required to vote their shares in the manner recommended by the Board with respect to the election or removal of directors, other than any directors designated or nominated by Elevation. The Purchasers are also subject to a standstill agreement with respect to future acquisitions and voting of securities of the Issuer, tender offers, business combinations and other significant transactions. The Purchasers are also entitled to certain information rights.
          For so long as Elevation is entitled to designate at least one director to the Board pursuant to the provisions of the Stockholders’ Agreement, the Stockholders Agreement requires the approval of Elevation for the Issuer to engage in the following actions: incurrence of certain additional indebtedness; certain divestitures, acquisitions or other business reorganizations; voluntary filing for bankruptcy or dissolution; certain transactions with affiliates; and payment of any dividend on, or the redemption or repurchase of, any junior equity security, in each case subject to certain exceptions.
          Subject to certain exceptions, upon a proposed issuance by the Issuer of new capital stock, the Purchasers have the right to purchase a pro rata portion of such new capital stock based on the Purchasers’ percentage ownership of the total number of fully diluted shares of common stock then outstanding. Except for certain limited transfers to permitted transferees, the Purchasers agreed not to transfer their shares of Series B Preferred Stock or shares of Issuer Common Stock issuable upon conversion of the Series B Preferred Stock until the eighteen month anniversary of the Closing and thereafter only in a registered public offering or pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). The Stockholders Agreement also provides the Purchasers with certain demand and piggyback registration rights to cause the Issuer to register under the Securities Act the sale of Issuer Common Stock into which the shares of Series B Preferred Stock are convertible.
          The description of the terms and conditions of the Purchase Agreement, the Certificate of Designation and the Stockholders Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement attached hereto as Exhibit 3, the Certificate of Designation attached hereto as Exhibit 4 and the Stockholders Agreement attached hereto as Exhibit 5, each of which is incorporated by reference.
          The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described above, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
          Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons reserve the right to develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and the directors designated by Elevation may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
          (a), (b) The following disclosure assumes that there are 148,259,999 shares of Issuer Common Stock outstanding, which figure is based on the Issuer’s representations in the Purchase Agreement as of November 3, 2005. As of the date of filing of this Schedule 13D, none of the Reporting Persons owned any other shares of Issuer Common Stock, except for Mr. McNamee, who beneficially owned 15,650 shares of Issuer Common Stock through a trust.
          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Elevation may be deemed to beneficially own 23,804,285 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock acquired. The 23,804,285 shares of Issuer Common Stock issuable upon conversion of the Series B Preferred Stock would, as of November 3, 2005, constitute approximately 13.8% of the Issuer Common Stock outstanding upon such conversion. This number of shares of Issuer Common Stock issuable upon conversion does not include a maximum of approximately 4,530,902 shares of Issuer Common Stock issuable upon conversion of additional shares of Series B Preferred Stock that may be received as payment of quarterly in-kind dividends during the first five years of issuance.
          Pursuant to Rule 13d-3 under the Exchange Act, Side Fund may be deemed to beneficially own 5,238 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock acquired. The 5,238 shares of Issuer Common Stock issuable upon conversion of the Series B Preferred Stock would, as of November 3, 2005, constitute less than 0.1% of the Issuer Common Stock outstanding upon such conversion. This number of shares of Issuer Common Stock issuable upon conversion does not include a maximum of approximately 997 shares of Issuer Common Stock issuable upon conversion of additional shares of Series B Preferred Stock that may be received as payment of quarterly in-kind dividends during the first five years of issuance.
          As the sole general partner of Elevation, Elevation GP has the power to direct the voting of and disposition of any shares of Issuer Common Stock beneficially owned by Elevation. As a result, Elevation GP may be deemed to beneficially own any shares of Issuer Common Stock beneficially owned by Elevation. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Elevation GP is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Elevation GP’s pecuniary interest.
          As the sole general partner of Elevation GP, Elevation LLC has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by Elevation GP. As a result, Elevation LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Elevation GP. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Elevation LLC is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Elevation LLC’s pecuniary interest.
          As the sole managing member of Side Fund, Elevation Management has the power to direct the voting of and disposition of any shares of Issuer Common Stock beneficially owned by Side Fund. As a result, Elevation Management may be deemed to beneficially own any shares of Issuer Common Stock beneficially owned by Side Fund. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Elevation Management is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Elevation Management’s pecuniary interest.
          As managers of each of Elevation LLC and Elevation Management, the Managers may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Elevation LLC or Side Fund. Each of the Managers disclaims such beneficial ownership of such shares. Except for 15,650 shares of Issuer Common Stock that are beneficially owned by Mr. McNamee through a trust, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any such Manager is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of each Manager’s pecuniary interest.
          (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock.
          (d) No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
          (e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Except as set forth in Item 4 hereof, which is incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated December 8, 2005, by and among the Reporting Persons (filed herewith).

2.	Power of Attorney (filed herewith).

3.	Preferred Stock Purchase Agreement, dated as of November 6, 2005, by and between Homestore, Inc. and Elevation Partners, L.P. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Homestore, Inc. on November 7, 2005).

4.	Certificate of Designation of Series B Convertible Participating Preferred Stock of Homestore, Inc., dated November 29, 2005 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Homestore, Inc. on November 30, 2005).

5.	Stockholders Agreement, dated November 29, 2005, by and among Homestore, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Homestore, Inc. on November 30, 2005).

Signatures
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 9, 2005

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P.,
as General Partner

By:	Elevation Associates, LLC,
as General Partner

By:	/s/ Fred Anderson
	Name:	Fred Anderson
	Title:	Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC,
as General Partner

By:	/s/ Fred Anderson
	Name:	Fred Anderson
	Title:	Manager

ELEVATION ASSOCIATES, LLC
By:	/s/ Fred Anderson
	Name:	Fred Anderson
	Title:	Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC,
as Managing Member

By:	/s/ Fred Anderson
	Name:	Fred Anderson
	Title:	Manager

ELEVATION MANAGEMENT, LLC
By:	/s/ Fred Anderson
	Name:	Fred Anderson
	Title:	Manager

/s/ Fred Anderson
Fred Anderson

/s/ Marc Bodnick
Marc Bodnick

/s/ Paul Hewson
Paul Hewson

/s/ Roger McNamee
Roger McNamee

/s/ Bret Pearlman
Bret Pearlman

/s/ John Riccitiello
John Riccitiello